PREMIUM BILL

Date: August 27, 2025

Insured:	ATLAS U.S. TACTICAL INCOME FUND, INC.

Producer:	MAURY DONNELLY & PARR INC. 24 COMMERCE STREET BALTIMORE, MD 21202

Company:	Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number:	J06004258

Policy Period:	12-01-2024 to 12-01-2025

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06004258

Product	Effective Date	Premium
Financial Institution Bond for Investment Companies	08-18-2025	$126.00

TOTAL POLICY PREMIUM	$126.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

Form 26-10-0426 (Ed. 2/98)

AMEND ITEM 2 ENDORSEMENT

Named Assured ATLAS U.S. TACTICAL INCOME FUND, INC.		Endorsement Number 4
Bond Number J06004258	Bond Period 12-01-2024 to 12-01-2025	Effective Date of Endorsement August 18, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is deleted and restated as follows:

Item 2. Single Loss Limits Of Liability – Deductible Amounts:

Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1. Dishonesty	$800,000	$0
2. On Premises	$800,000	$10,000
3. In Transit	$800,000	$10,000
4. Forgery Or Alteration	$800,000	$10,000
5. Extended Forgery	$800,000	$10,000
6. Counterfeit Money	$800,000	$10,000
7. Computer System Fraud	$800,000	$10,000
8. Claims Expense	$25,000	$5,000
9. Audit Expense	$25,000	$5,000
10. Uncollected Items Of Deposit	$800,000	$10,000
11. Voice Initiated Funds Transfer Instruction	$800,000	$10,000

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative
PF-52913 (08/21)	Page 1 of 1

FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT

Named Assured ATLAS U.S. TACTICAL INCOME FUND, INC.		Endorsement Number 1
Bond Number J06004258	Bond Period 12-01-2024 to 12-01-2025	Effective Date of Endorsement August 18, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement, this Bond is amended as follows:

(1)	Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Fraudulent Transfer Instruction	$800,000	$10,000

(2)	The following Insuring Clause is added:

14.	Fraudulent Transfer Instruction

Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or Securities in reliance upon a Transfer Instruction that purports, and reasonably appears, to have originated from:

a.	the Customer;

b.	an Employee acting on instructions of such Customer; or

c.	a financial institution acting on behalf of such Customer with authority to make such instructions,

but which Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.

As a condition precedent to coverage under this Insuring Clause 14, the:

i.	sender of the Transfer Instruction must have authenticated such Transfer Instruction with the Customer’s authentication credentials or mechanism;

ii.	Employee acting on the Transfer Instruction must obtain Verification prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph (1) of this Endorsement; and

iii.	Assured shall assert any available claims, offsets, or defenses against such Customer, any financial institution, or any other party to the transaction.

(3)	The Definition of Customer is deleted and replaced with the following:

Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer Instruction or a Transfer Instruction.

PF-52913 (08/21)	Page 1 of 2

(4)	The following Definitions are added:

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Transfer Instruction means those instructions, other than any Voice Initiated Funds Transfer Instruction, which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:

a.	transmitted to the Assured via:

i.	any electronic instruction, including an e-mail, that is delivered through an Electronic Communication System and that is capable of retention by the recipient at the time of receipt;

ii.	telex, or Telefacsimile instruction; or

iii.	automated telephone system; and

b.	received by an Employee specifically authorized by the Assured to receive and act upon such instructions.

Verification means an Employee:

a.	attempted to verify the authenticity of such Transfer Instruction by communicating with the Customer, or natural person purporting to be the Customer via any communication method, other than e-mail, prior to any single transfer, payment, or delivery of funds, and contemporaneously documented the communication method utilized and the result of such attempt in writing; and

b.	contemporaneously documented the use of the Customer’s authentication credentials or mechanism.

(5)	Exclusion 2.a. is deleted and replaced with the following:

a.	the acts of an Employee, except for loss covered under:

i.	Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or

ii.	Insuring Clause 11 or 14;

(6)	The following Exclusion is added:

This Bond does not cover loss resulting directly or indirectly from any Transfer Instruction from a:

a.	Customer; or

b.	natural person with authorized access to the Customer’s authentication credentials or mechanism.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative
PF-52913 (08/21)	Page 2 of 2

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured ATLAS U.S. TACTICAL INCOME FUND, INC.		Endorsement Number 5
Bond Number J06004258	Bond Period 12-01-2024 to 12-01-2025	Effective Date of Endorsement 08-18-2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1)	In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this Endorsement is/are the other Assured(s) under this Bond.

(2)	Schedule of Other Assureds:

Atlas US Tactical Income Fund, Inc

Atlas U.S. Government Money Market Fund, Inc

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52916 (08/21)	Page 1 of 1

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

Named Assured ATLAS U.S. TACTICAL INCOME FUND, INC.		Endorsement Number 2
Bond Number J06004258	Bond Period 12-01-2024 to 12-01-2025	Effective Date of Endorsement August 18, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Stop Payment Order	$800,000	$10,000

(2)	The following Insuring Clause is added: Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the Assured being legally liable to pay compensatory damages for:

a.	complying or failing to comply with notice from any Customer or any authorized representative of any Customer, to stop payment on any check or draft made or drawn upon or against the Assured by such Customer or by any authorized representative of such Customer; or

b.	refusing to pay any check or draft made or drawn upon or against the Assured by any Customer or by any authorized representative of such Customer.

(3)	The following Exclusions shall apply:

This Bond does not cover loss resulting directly or indirectly from:

a.	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault, or battery;

b.	sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person; or

c.	discrimination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative
PF-52917 (08/21)	Page 1 of 1

UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured ATLAS U.S. TACTICAL INCOME FUND, INC.		Endorsement Number 3
Bond Number J06004258	Bond Period 12-01-2024 to 12-01-2025	Effective Date of Endorsement 08-18-2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 2., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Unauthorized Signature	$800,000	$10,000

(2)	The following Insuring Clause is added: Unauthorized Signature

Loss resulting directly from the Assured having accepted, paid, or cashed any check or Withdrawal Order made or drawn on or against the account of a Customer, which bears the signature or endorsement of one other than a person whose name and signature is on file with the Assured as signatory on such account.

As a condition precedent to coverage under this Insuring Clause, the Assured shall have on file signatures of all persons who are signatories on such account.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative
PF-52918 (08/21)	Page 1 of 1

Atlas U.S. Tactical Income Fund, Inc. (the “Fund”)

Fidelity Bond Resolutions

Meeting of the Board of Directors of the Fund (the “Board”) held May 14, 2025

Approval of Joint Fidelity Bond and Joint Fidelity Bond Agreement

Upon a motion duly made and seconded, the following resolutions were unanimously adopted:

RESOLVED, that the Board approves the Joint Fidelity Bond covering the Fund and the Money Market Fund issued by Chubb, having an aggregate coverage of $800,000 and with a premium as agreed, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by the Board, including, among other things, the value of the aggregate assets of the Fund to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the Fund’s portfolio; and it is

FURTHER RESOLVED, that the form and amount of the Joint Fidelity Bond coverage and the payment of the premium to be paid by the Fund thereunder is approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond and the amount of the premium of such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and it is

FURTHER RESOLVED, that the Joint Fidelity Bond Agreement, as presented at the Meeting, be, and it hereby is, approved as the joint insured agreement required by paragraph (f) of Rule 17g-1; and it is

FURTHER RESOLVED, that the Board approves the filing by the Secretary of the Fund with the SEC to give the notices required under Paragraph (g) of Rule 17g-1 under the 1940 Act.

JOINT FIDELITY BOND AGREEMENT

This Agreement is made this 14th day of May, 2025 by Atlas U.S. Tactical Income Fund, Inc. and Atlas U.S. Government Money Market Fund, Inc. (each a “Fund” and collectively the “Funds”).

WHEREAS, the Funds are management investment companies registered under the Investment Company Act of 1940 (“1940 Act”); and

WHEREAS, each Fund must purchase a bond as required by the 1940 Act and Rule 17g-1 promulgated thereunder under which the Fund is a named insured; and

WHEREAS, Rule 17g-1 requires that the named insured under such a bond enter into an agreement with respect to certain matters;

NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.       Description of Bond. Chubb, a reputable fidelity insurance company authorized to do business in Puerto Rico, has issued a joint fidelity bond in the amount of $800,000 (which may be increased from time to time) which designates each of the Funds as named insured (“Bond”).

2.       Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by a Fund, such Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which the Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3.       Term. The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

ATLAS U.S. TACTICAL INCOME FUND,		ATLAS U.S. GOVERNMENT MONEY
INC.		MARKET FUND, INC.

By:	/s/ Paul Hopgood	By:	/s/ Paul Hopgood
Paul Hopgood		Paul Hopgood
President		President